Public Sneaker Collection LLC
6 Harrison Street, 5th Floor
New York, NY 10013

November 17, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Fetterolf

Re:
Public Sneaker Collection LLC
Offering Statement on Form 1-A/A
File Nos. 024-11940, 024-11940-01 and 024-11940-02

Dear Mr. Fetterolf:
We hereby request that the U.S. Securities and Exchange Commission approve the qualification of the amended Offering Statement on Form 1-A (the “Offering Statement”) of Public Sneaker Collection LLC (the “Company”), filed under file number 024-11940 for the Company and file numbers 024-11940-01 and 024-11940-02 for the co-issuers referenced therein, as of 4:00 PM Eastern Time on Monday, November 21, 2022.

We request that we be notified of such qualification by a telephone call to the undersigned at (843) 442-7908. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the undersigned via email at keith@public.com.

Sincerely,

Public Sneaker Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President, Secretary, Treasurer & Director

cc:
Andrew Stephenson, Esq.